Exhibit 99.1

Dear Share Owners:

We are pleased to offer our shareowners the opportunity to invest in Kelly Services Class A Common Stock more economically and conveniently than ever before through our Direct Stock Purchase and Dividend Reinvestment Plan (“Plan”). A copy of the Plan prospectus is enclosed for your review along with the Enrollment Form. Some of the highlights of the Plan are as follows:

•	You may purchase additional shares of Class A Common Stock by automatically reinvesting all or a portion of your cash dividends.

•	You may also purchase shares of Class A Common Stock by making optional cash payments of $25 per transaction up to a maximum of $10,000 per transaction not to exceed $100,000 per year.

•	You may sign up to make automatic optional cash payments which will be deducted directly from your bank account.

•	You may deposit your Class A Common Stock certificates for safekeeping with the Plan Administrator.

If after reading the enclosed prospectus you would like to enroll, please complete the Enrollment Form as indicated and return it in the enclosed envelope to the Plan Administrator, Computershare Trust Company, N.A.

If you have any questions regarding the Plan, please contact the Plan Administrator at 1-866-249-2607 or the Kelly Services Investor Relations Department at (248) 362-4444. We hope that you take advantage of some of the features offered in this Plan and thank you for your continued support of Kelly Services, Inc.

Sincerely,

Carl T. Camden
President and Chief Executive Officer